Professional Diversity Network, Inc.

55 E. Monroe Street, Suite 2120

Chicago, Illinois 60603

October 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Charli Wilson and Matthew Derby

Re:	Professional Diversity Network, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-290515

Dear Ms. Wilson and Mr. Derby:

On September 25, 2025, Professional Diversity Network, Inc. (the “Company”) initially filed a Registration Statement on Form S-1 (File No. 333-290515) (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the Registration Statement due to changed circumstances since the filing thereof. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Loeb & Loeb LLP, by calling Hermione Krumm at (212) 407-4062.

Thank you for your assistance in this matter.

Sincerely,

/s/ Yiran Gu
Yiran Gu
Chief Financial Officer

cc:	Henry Yin, Esq., Loeb & Loeb LLP Hermione Krumm, Esq., Loeb & Loeb LLP